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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 (Rule 13d-102)

                 Information to be Included in Statements Filed
          Pursuant to Rule 13d-1(b)(c), and (d) and Amendments thereto
                         Filed Pursuant to Rule 13d-2(b)

                               (Amendment No. 4)*

                                   NuCo2, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    629428103
      ---------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)
|X|   Rule 13d-1(c)
|_|   Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 1 of 19 Pages

                                  SCHEDULE 13G

Issuer: NuCo2                                               CUSIP No.: 629428103

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    J.P. Morgan Partners (BHCA), L.P.
    13-337-1826
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group* (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization

    Delaware
--------------------------------------------------------------------------------
                  5.   Sole Voting Power

                       1,033,178 (Options to purchase 4,000 shares)
                  --------------------------------------------------------------
  Number of       6.   Shared Voting Power
    Shares
 Beneficially
   Owned by       --------------------------------------------------------------
     Each         7.   Sole Dispositive Power
  Reporting
    Person             1,033,178 (Options to purchase 4,000 shares)
     With         --------------------------------------------------------------
                  8.   Shared Dispositive Power


--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    1,033,178 (Options to purchase 4,000 shares)

10. Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)
                                                                            |_|

11. Percent of Class Represented by Amount in Row (9)

    8.8%
--------------------------------------------------------------------------------
12. Type of Reporting Person*

    PN
--------------------------------------------------------------------------------


                                 2 of 19 Pages

                                  SCHEDULE 13G

Issuer: NuCo2                                               CUSIP No.: 629428103

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. OR I.R.S. Identification No. of Above Person

    J.P. Morgan Partners Global Investors, L.P.
    13-4197054
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group* (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization

    Delaware
--------------------------------------------------------------------------------
                  5.   Sole Voting Power

                       16,135
                  --------------------------------------------------------------
  Number of       6.   Shared Voting Power
    Shares
 Beneficially
   Owned by       --------------------------------------------------------------
     Each         7.   Sole Dispositive Power
  Reporting
    Person             16,135
     With         --------------------------------------------------------------
                  8.   Shared Dispositive Power


--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    16,135

10. Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)
                                                                            |_|
11. Percent of Class Represented by Amount in Row (9)

    .1%
--------------------------------------------------------------------------------
12. Type of Reporting Person*

    PN
--------------------------------------------------------------------------------

                                 3 of 19 Pages

                                  SCHEDULE 13G

Issuer: NuCo2                                               CUSIP No.: 629428103

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. OR I.R.S. Identification No. of Above Person

    J.P. Morgan Partners Global Investors A, L.P.
    26-0032493
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                  5.   SOLE VOTING POWER

                       2,479
                  --------------------------------------------------------------
  NUMBER OF       6.   SHARED VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY       --------------------------------------------------------------
     EACH         7.   SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             2,479
     WITH         --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,479

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (See Instructions)
                                                                            |_|

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    .02%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------

                                 4 of 19 Pages

                                  SCHEDULE 13G

Issuer: NuCo2                                               CUSIP No.: 629428103

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    J.P. Morgan Partners Global Investors (Cayman), L.P.
    13-4197057
--------------------------------------------------------------------------------
2.  Check the Appropriate Box If a Member of a Group* (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization

    Cayman Islands
--------------------------------------------------------------------------------
                  5.   Sole Voting Power

                       8,101
                  --------------------------------------------------------------
  Number of       6.   Shared Voting Power
    Shares
 Beneficially
   Owned by       --------------------------------------------------------------
     Each         7.   Sole Dispositive Power
  Reporting
    Person             8,101
     With         --------------------------------------------------------------
                  8.   Shared Dispositive Power


--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    8,101
--------------------------------------------------------------------------------
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)
                                                                            |_|
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)

    .1%
--------------------------------------------------------------------------------
12. Type of Reporting Person*

    PN
--------------------------------------------------------------------------------

                                 5 of 19 Pages

                                  SCHEDULE 13G

Issuer: NuCo2                                               CUSIP No.: 629428103

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. OR I.R.S. Identification No. of Above Person

    J.P. Morgan Partners Global Investors (Cayman), L.P.
    26-0005546
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group* (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization

    Cayman Islands
--------------------------------------------------------------------------------
                  5.   Sole Voting Power

                       905
                  --------------------------------------------------------------
  Number of       6.   Shared Voting Power
    Shares
 Beneficially
   Owned by       --------------------------------------------------------------
     Each         7.   Sole Dispositive Power
  Reporting
    Person             905
     With         --------------------------------------------------------------
                  8.   Shared Dispositive Power


--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    905
--------------------------------------------------------------------------------
10. Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)
                                                                            |_|
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)

    .01%
--------------------------------------------------------------------------------
12. Type of Reporting Person*

    PN
--------------------------------------------------------------------------------


                                 6 of 19 Pages

                                  SCHEDULE 13G

Issuer: NuCo2                                               CUSIP No.: 629428103


Preliminary Note: The information contained in this Schedule 13G has been amended to reflect the conversion of the preferred stock, exercise of warrants and sale of 499,012 shares of the Issuer's Common Stock and a change in the executive officers and directors of the controlling Persons of the Reporting Person.

Item 1.

      (a)   Name of Issuer:

            NuCo2, Inc.

      (b)   Address of Issuer's Principal Executive Offices:

            2800 SE Market Place
            Stuart, Florida  34997

Item 2.

      (a)   Name of Person Filing:

            J.P. Morgan Partners (BHCA), L.P. ("JPMP BHCA")

            J.P. Morgan Partners Global Investors, L.P. ("JPMP Global")

            J.P. Morgan Partners Global Investors A, L.P. ("JPMP Global A")

            J.P. Morgan Partners Global Investors (Cayman), L.P. ("JPMP Cayman")

            J.P. Morgan Partners Global Investors (Cayman) II, L.P.
              ("JPMP Cayman II")

            Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

      (b)   Address of Principal Business Office or, if none, Residence:

            c/o J.P. Morgan Partners, LLC
            1221 Avenue of the Americas
            New York, New York  10020

      (c)   Citizenship:

            JPMP BHCA        :        Delaware
            JPMP Global      :        Delaware
            JPMP Global A    :        Delaware
            JPMP Cayman      :        Cayman Islands
            JPMP Cayman II   :        Cayman Islands

      (d)   Title of Class of Securities (of Issuer):

            Common Stock

      (e)   CUSIP Number:

            629428103

                                 7 of 19 Pages

                                  SCHEDULE 13G

Issuer: NuCo2                                               CUSIP No.: 629428103

Item 3. If this statement is filed pursuant to ss. ss. 240. 13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:

            Not applicable.

Item 4. Ownership

      (a)   Amount Beneficially Owned:

            JPMP (BHCA):      1,033,178 shares of common stock (includes options
                              to purchase 4,000 shares)

            JPMP Global:      16,135 shares of common stock

            JPMP Global A:    2,479 shares of common stock

            JPMP Cayman:      8,101 shares of common stock

            JPMP Cayman II:   905 shares of common stock

      (b)   Percent of Class:

            JPMP (BHCA):       8.8% (as of December 31, 2004)
            JPMP Global:        .1% (as of December 31, 2004)
            JPMP Global A:      .02% (as of December 31, 2004)
            JPMP Cayman:        .1% (as of December 31, 2004)
            JPMP Cayman II:     .01% (as of December 31, 2004)

      (c)   Number of shares as to which such person has:

            (i) JPMP (BHCA): 1,033,178 shares of common stock
                             (includes options to purchase 4,000 shares)

                JPMP Global:       16,135 shares of common stock
                JPMP Global A:     2,479 shares of common stock
                JPMP Cayman:       8,101 shares of common stock
                JPMP Cayman II:    905 shares of common stock

            (ii)  Not applicable.

            (iii) JPMP (BHCA): 1,033,178 shares of common stock
                               (includes options to purchase 4,000 shares)

                JPMP Global:       16,135 shares of common stock
                JPMP Global A:     2,479 shares of common stock
                JPMP Cayman:       8,101 shares of common stock
                JPMP Cayman II:    905 shares of common stock

            (iv) Not applicable.

Item 5.  Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

                                 8 of 19 Pages

                                  SCHEDULE 13G

Issuer: NuCo2                                               CUSIP No.: 629428103

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not applicable.

Item 8. Identification and Classification of Members of the Group

            Not applicable.

Item 9. Notice of Dissolution of Group

            Not applicable.

Item 10. Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 9 of 19 Pages

                                  SCHEDULE 13G

Issuer: NuCo2                                               CUSIP No.: 629428103

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2005

                                         J.P. MORGAN PARTNERS (BHCA), L.P.

                                         By: JPMP Master Fund Manager, L.P.,
                                                its General Partner

                                         By: JPMP Capital Corp., its General
                                             Partner

                                         By: /s/ Jeffrey C. Walker
                                             -------------------------
                                             Name:  Jeffrey C. Walker
                                             Title: President

                                         J.P. MORGAN PARTNERS GLOBAL
                                          INVESTORS, L.P.

                                         By:  JPMP Global Investors, L.P.,
                                              its General Partner

                                         By:  JPMP Capital Corp.,
                                              its General Partner


                                         By: /s/ Jeffrey C. Walker
                                             ----------------------------------
                                             Name:  Jeffrey C. Walker
                                             Title: President

                                 10 of 19 Pages

                                  SCHEDULE 13G

Issuer: NuCo2                                               CUSIP No.: 629428103

                                         J.P. MORGAN PARTNERS GLOBAL INVESTORS
                                           A, L.P.

                                         By:  JPMP Global Investors, L.P.,
                                                its General Partner

                                         By:  JPMP Capital Corp.,
                                                its General Partner


                                         By: /s/ Jeffrey C. Walker
                                             -----------------------------------
                                             Name:    Jeffrey C. Walker
                                             Title:   President


                                         J.P. MORGAN PARTNERS GLOBAL INVESTORS
                                           (CAYMAN), L.P.

                                         By:  JPMP Global Investors, L.P.,
                                                its General Partner

                                         By:  JPMP Capital Corp.,
                                                its General Partner


                                         By: /s/ Jeffrey C. Walker
                                             ----------------------------------
                                             Name:    Jeffrey C. Walker
                                             Title:   President


                                         J.P. MORGAN PARTNERS GLOBAL INVESTORS
                                           (CAYMAN) II, L.P.

                                         By:  JPMP Global Investors, L.P.,
                                                its General Partner

                                         By:  JPMP Capital Corp.,
                                                its General Partner


                                         By: /s/ Jeffrey C. Walker
                                             -----------------------------------
                                             Name:    Jeffrey C. Walker
                                             Title:   President

                                 11 of 19 Pages

                                  SCHEDULE 13G

Issuer: NuCo2                                               CUSIP No.: 629428103

                             JOINT FILING AGREEMENT

      The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is accurate.

Dated this 14th day of February, 2005.


                                       J.P. MORGAN PARTNERS (BHCA), L.P.

                                       By: JPMP Capital Corp.,
                                                Its General Partner

                                           By:  /s/ Jeffrey C. Walker
                                               ---------------------------------
                                               Name:    Jeffrey C. Walker
                                               Title:   President


                                       J.P. MORGAN PARTNERS GLOBAL
                                         INVESTORS, L.P.

                                       By: JPMP Global Investors, L.P.,
                                                its General Partner

                                       By: JPMP Capital Corp.,
                                                its General Partner


                                           By: /s/ Jeffrey C. Walker
                                               ---------------------------------
                                               Name:    Jeffrey C. Walker
                                               Title:   President

                                       J.P. MORGAN PARTNERS GLOBAL INVESTORS A,
                                         L.P.

                                       By: JPMP Global Investors, L.P.,
                                                its General Partner

                                       By: JPMP Capital Corp.,
                                                its General Partner


                                       By:     /s/ Jeffrey C. Walker
                                               ---------------------------------
                                               Name:    Jeffrey C. Walker
                                               Title:   President

                                 12 of 19 Pages

                                  SCHEDULE 13G

Issuer: NuCo2                                               CUSIP No.: 629428103

                                       J.P. MORGAN PARTNERS GLOBAL INVESTORS
                                         (CAYMAN), L.P.

                                       By: JPMP Global Investors, L.P.,
                                                its General Partner

                                       By: JPMP Capital Corp.,
                                                its General Partner

                                           By: /s/ Jeffrey C. Walker
                                               ---------------------------------
                                               Name:  Jeffrey C. Walker
                                               Title: President

                                       J.P. MORGAN PARTNERS L.P.
GLOBAL INVESTORS (CAYMAN) II,

                                       By: JPMP Global Investors, L.P.,
                                                its General Partner

                                       By: JPMP Capital Corp.,
                                                its General Partner


                                           By: /s/ Jeffrey C. Walker
                                               ---------------------------------
                                               Name:    Jeffrey C. Walker
                                               Title:   President

                                 13 of 19 Pages

                                  SCHEDULE 13G

Issuer: NuCo2                                               CUSIP No.: 629428103

                                  EXHIBIT 2(a)

      This statement is being filed by J.P. Morgan Partners (BHCA), t 6 0 L.P., a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located 1221 Avenue of the Americas, New York, New York 10020. JPMP (BHCA) is engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital and leveraged buyout business. As general partner of JPMP (BHCA), JPMP Master Fund may be deemed to beneficially own the shares held by JPMP (BHCA).

      This statement is also being filed by J.P. Morgan Partners Global Investors, L.P., a Delaware limited partnership ("JPMP Global"), whose principal place of business is located at the same address as JPMP (BHCA); J.P. Morgan Partners Global Investors A, L.P., a Delaware limited partnership ("JPMP Global A"), whose principal place of business is located at the same address as JPMP
(BHCA); J.P. Morgan Partners Global Investors (Cayman), L.P., a Cayman Islands limited partnership ("JPMP Cayman"), whose principal place of business is located at the same address as JPMP (BHCA); and J.P. Morgan Partners Global Investors (Cayman) II, L.P., a Cayman Islands limited partnership ("JPMP Cayman II" and collectively with JPMP Global, JPMP Global A and JPMP Cayman, the "Global Fund Entities"), whose principal place of business is located at the same address as JPMP (BHCA). Each of the Global Fund Entities is also engaged in the venture capital and leveraged buyout business. The general partner of each of the Global Fund Entities is JPMP Global Investors, L.P., a Delaware limited partnership ("JPMP Investors"), whose principal place of business is located at the same address as JPMP (BHCA). JPMP Investors is engaged indirectly in the venture capital and leveraged buyout business as general partner of each of the Global Fund Entities. As genera partner of each of the Global Fund Entities, JPMP Investors may be deemed to beneficially own the shares held by the Global Fund Entities.

      The general partner of each of JPMP Master Fund and JPMP Investors, L.P. is JPMP Capital Corp., a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp. As general partner of each of JPMP Master Fund and JPMP Investor, JPMP Capital Corp. may be deemed to beneficially own the shares held by JPMP (BHCA) and the Global Fund Entities.

      JPMP Capital Corp. is a wholly owned subsidiary of JPMorgan Chase & Co., a Delaware corporation (hereinafter referred to as "JPMorgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMorgan Chase.

                                 14 of 19 Pages

                                  SCHEDULE 13G

Issuer: NuCo2                                               CUSIP No.: 629428103

                                                                      SCHEDULE A

                               JPMP CAPITAL CORP.

                              Executive Officers(1)

Chief Executive Officer                                 William B. Harrison**
President                                               Jeffrey C. Walker*
Chief Investment Officer                                Arnold L. Chavkin*
Managing Director                                       Srinivas Akkaraju*
Managing Director                                       Christopher Albinson*
Managing Director                                       Dr. Dana Beth Ardi*
Managing Director                                       Richard Aube*
Managing Director                                       Christopher C. Behrens*
Managing Director                                       John Breckenridge*
Managing Director                                       Julie Casella-Esposito*
Managing Director                                       Rodney A. Ferguson*
Managing Director                                       Cornell P. French*
Managing Director                                       Michael R. Hannon*
Managing Director                                       Matthew Lori*
Managing Director                                       Jonathan R. Lynch*
Managing Director                                       Bryan Martin*
Managing Director                                       Sunil Mishra*
Managing Director                                       Stephen P. Murray*
Managing Director                                       Timothy Purcell*
Managing Director                                       John Reardon*
Managing Director                                       Faith Rosenfeld*
Managing Director                                       Shahan D. Soghikian*
Managing Director                                       William Stuck*
Managing Director                                       Patrick J. Sullivan*
Managing Director                                       Timothy J. Walsh*
Managing Director                                       Richard D. Waters, Jr. *
Managing Director                                       Damion E. Wicker, M.D.*

                                   Directors(1)
                                    ---------
                              William B. Harrison**
                               Jeffrey C. Walker*

--------
(1)   Each of whom is a United States citizen.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.
** Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.


                                 15 of 19 Pages

                                  SCHEDULE 13G

Issuer: NuCo2                                               CUSIP No.: 629428103

                                                                      SCHEDULE B

                              JPMORGAN CHASE & CO.

                              Executive Officers(1)

Chairman of the Board and Chief Executive Officer      William B. Harrison Jr.*
President and Chief Operating Officer                  James Dimon*
Chief Information Officer                              Austin A. Adams*
Co-Chairman, Investment Bank                           Steven D. Black*
Chief Executive Officer, Card Services                 William I. Campbell*
Chief Financial Officer                                Michael J. Cavanagh*
Chairman, West Coast Region                            David A. Coulter*
Director of Human Resources, Head of Real
  Estate/Facilities, General Services, Security        John J. Farrell*
Co-General Counsel                                     Joan Guggenheimer*
Director of Corporate Marketing and Communications     Frederick W. Hill*
Head, Commercial Banking                               Samuel Todd Maclin*
Head, Strategy and Business Development                Jay Mandelbaum*
Co-General Counsel                                     William H. McDavid*
Chief Executive Officer, Treasury &
  Securities Services                                  Heidi Miller*
Head, Retail Financial Services                        Charles W. Scharf*
Executive Vice President, Card Services                Richard J. Srednicki*
Head, Asset & Wealth Management                        James E. Staley*
Chief Risk Officer                                     Don M. Wilson III*
Co-Chairman, Investment Bank                           William T. Winters*

----------
(1)   Each of whom is a United States citizen.
* Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                 16 of 19 Pages

                                  SCHEDULE 13G

Issuer: NuCo2                                               CUSIP No.: 629428103

                                  Directors(1)

 Name                          Principal Occupation or Employment;
                               Business or Residence Address
--------------------------------------------------------------------------------
 Hans W. Becherer              Retired Chairman of the Board and
                               Chief Executive Officer
                               Deere & Company
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
 John H. Biggs                 Former Chairman and CEO
                               TIAA - CREF
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
 Lawrence A. Bossidy           Retired Chairman of the Board
                               Honeywell International Inc.
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
 Stephen B. Burke              President
                               Comcast Cable Communications, Inc.
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
James S. Crown                 President
                               Henry Crown and Company
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
James Dimon                    President and Chief Operating Officer
                               JPMorgan Chase & Co.
                               270 Park Avenue, 8th Floor
                               New York, New York 10017-2070
--------------------------------------------------------------------------------
Ellen V. Futter                President and Trustee
                               American Museum of Natural History
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------

(1)   Each of whom is a United States citizen.

                                 17 of 19 Pages

                                  SCHEDULE 13G

Issuer: NuCo2                                               CUSIP No.: 629428103

 Name                          Principal Occupation or Employment;
                               Business or Residence Address
--------------------------------------------------------------------------------
 William H. Gray, III          Retired President and Chief Executive Officer
                               The College Fund/UNCF
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
 William B. Harrison, Jr.      Chairman of the Board and Chief Executive Officer
                               JPMorgan Chase & Co.
                               270 Park Avenue, 8th Floor
                               New York, New York  10017-2070
--------------------------------------------------------------------------------
 Laban P. Jackson, Jr.         Chairman and Chief Executive Officer
                               Clear Creek Properties, Inc.
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
 Lee R. Raymond                Chairman of the Board and Chief Executive Officer
                               Exxon Mobil Corporation
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
 John W. Kessler               Owner
                               John W. Kessler Company
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
 Robert I. Lipp                Chairman
                               The St. Paul Travelers Companies, Inc.
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
 Richard A. Monoogian          Chairman and Chief Executive Officer
                               Masco Corporation
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------
 David C. Novak                Chairman and Chief Executive Officer
                               Yum! Brands, Inc.
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------

                                 18 of 19 Pages

                                  SCHEDULE 13G

Issuer: NuCo2                                               CUSIP No.: 629428103

 Name                          Principal Occupation or Employment;
                               Business or Residence Address
--------------------------------------------------------------------------------
 John R. Stafford              Retired Chairman of the Board
                               Wyeth
                               c/o JPMorgan Chase & Co.
                               270 Park Avenue
                               New York, New York 10017
--------------------------------------------------------------------------------

                                 19 of 19 Pages